Exhibit 10.3

Consultants Work Agreement

Parties This consulting agreement is made between the following parties: Consultant, Gregory Ruff, 12901 South Buttercup Lane, Spokane WA 99224, herein after referred to as Ruff, and QE Brushes Inc., a Nevada Corporation, herein referred as QE.

Recitals QE Brushes wishes to engage the services of Ruff, and Ruff wishes to assist QE in its business endeavors.

Worked to be performed by Ruff, complete all necessary work for the transfer of control and assist the new board of directors in understanding the operations of QE and assist them in their transition period.  Be available to answer any questions about the company’s operations to date.  Assist the new board in marketing the pet toothbrush and in the manufacturing process of any new orders for its new pet toothbrush.  Assist in the promotion of QE to the investment community and assist in any venture capital fund raising activities.

Compensation to Ruff for services rendered QE agrees to compensate Ruff by issuing 2,500,000 million common shares of common stock in return for his services and work to be performed.

Governing Law the laws of Washington State and Nevada shall govern this agreement depending upon the state the aggrieved party files its action in.

Integration Clause this agreement includes all of the parties understandings to date mentioned herein.  Any prior oral or written facts that conflict with this agreement shall not be made part of this agreement and this agreement supersedes any prior understanding that the parties my have understood prior to this agreement.

Covenants The QE Director or officer warrants and promises that they have the authority to enter into this agreement on behalf of its corporation and shall provide a unanimous resolution by its board of directors agreeing to this consultant work agreement.

Consultant:	GREGORY RUFF	Date 7/7/10

Director of QE Brushes:	FRANCIS D’AMBROSIO	Date 7/7/10